SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/4/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
411,832

8. SHARED VOTING POWER
198,438

9. SOLE DISPOSITIVE POWER
610,270
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
610,270

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.39%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed August 21, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on 8/6/2009 there were 4,924,349 shares of common stock outstanding as of May 31 2009. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management LLC, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 610,270 shares of FCM or 12.39% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filings the following shares of FCM were purchased:

Date:		Shares:		Price:

12/11/2010	1,100		11.2000
12/14/2010	7,800		11.3082
12/15/2010	3,000		11.2793
12/23/2010	2,920		11.6949
02/04/2010	50,000		12.3200
02/04/2010	3,000		12.3200
05/05/2010	800		12.1000
02/08/2010	888		12.2400
02/08/2010	312		12.2400




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/16/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos